United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale will contest tax issues legally

Rio de Janeiro, March 6, 2012 — Vale S.A. (Vale) has been pursuing to discuss the assessments of the Brazilian federal tax authority on corporate income tax and social security contributions on profits of its non-Brazilian subsidiaries and affiliates. Therefore, Vale will continue to take appropriate legal action to challenge the tax assessments, employing all available means to ensure its rights to defend itself. It is confident on obtaining a final favorable ruling on the merits.

Given the release of several news on this issue, Vale clarifies that:

•                  The company is engaged in legal proceedings to discuss the payment of corporate income tax and social security contribution determined by the Brazilian federal tax authority (SRF).  SRF’s position is based on Article 74 of Brazilian Provisional Measure 2,158-34/2001 (Article 74), which enables to charge taxes on profits of non-Brazilian subsidiaries and affiliates of Brazilian companies.

•                  Vale defends itself in the administrative sphere in four tax assessments issued by SRF in recent years, including interest and penalties through December 31, 2011: (i) years 1996 — 2002, for taxes of R$ 992 million, plus interest and penalties of R$ 2.101 billion; (ii) years 2003 — 2006, for taxes of R$ 4.076 billion, plus interest and penalties of R$ 6.778 billion; (iii) year 2007, for taxes of R$ 5.742 billion, plus interest and penalties of R$ 7.497 billion; and (iv) year 2008, for taxes of R$ 1.604 billion, plus interest and penalties of R$ 1.897 billion. The periods from 2009 onwards are subject of new tax assessments by SRF.

•                  In 2003, we initiated a legal proceeding challenging the applicability of Article 74. Given the unfavorable ruling of the Brazilian Regional Federal Justice of the 2nd Region (TRF2), as previously disclosed on November 30, 2011, the company appealed to the Superior Court of Justice (STJ) and to the Supreme Court of Justice (STF). We look forward to a legal decision related to the suspension on the charges until a final ruling is made.

•                  The STJ has previously ruled in favor of the taxpayers with respect to the taxation on the profits of non-Brazilian subsidiaries and affiliates based on equity income.

•                  The company did not have final rulings that lead to immediate payment or financial disbursement.

•                  In order to discuss any tax liability in the Brazilian courts, the taxpayer must post bond or some form of security with the court. This does not represent a judicial loss or defeat. It is the initial step for the discussion of tax assessments at the courts.

•                  The requirement to post a bond or some form of security with the court, and, depending on the nature, amount and scope of such bond, may have a significant financial impact.

•                  Vale has evaluated as not probable the loss of the legal proceedings relating to this matter, and accordingly has not established any provision.

Regarding the tax assessment concerning the years of 1996 to 2002, we informed on March 5, 2012 that the company received a demand for payment of R$ 1.6 billion. The company will take appropriate legal action to challenge the tax assessment in the judicial system.

Regarding the tax assessment related to 2003 — 2006 and 2007, we inform that a ruling by the Brazilian Regional Federal Justice of the 1st Region, disclosed today, suspended the effects of the favorable ruling obtained by Vale as publicly disclosed on January 30, 2012. The value of taxes is R$ 9.8 billion plus interest and fines. Vale will file the necessary appeals to protect its interests.

Administrative and legal proceedings have their own dynamics, with the possibility of unfavorable rulings. If there is a ruling or fact that materially impacts Vale’s performance, we will immediately make a public disclosure.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Fernando Frey: fernando.frey@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Roberto Castello Branco
Date: March 6, 2012		Roberto Castello Branco
Director of Investor Relations